Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	Fiscal Years

	2007	2006	2005	2004	2003
Earnings:
Net income (loss)	$268	$(196)	$372	$403	$337
Add: Income tax (benefit) expense	142	(102)	156	232	186
Add: Cumulative effect of change in
accounting principle, net of tax	-	5	-	-	-
Fixed charges	278	325	277	315	337
Amortization of capitalized interest	3	3	2	2	2
Less: Capitalized interest	(2)	(8)	(6)	(3)	(3)
Total adjusted earnings	689	27	801	949	859

Fixed Charges:
Interest	228	263	226	269	294
Capitalized interest	2	8	6	3	3
Amortization of debt discount expense	4	5	6	6	5
Rentals at computed interest factor (1)	44	49	39	37	35
Total fixed charges	$278	$325	$277	$315	$337

Ratio of Earnings to Fixed Charges	2.48	-	2.89	3.01	2.55

Insufficient Coverage	$ -	$298	$ -	$ -	$ -

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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